January 13, 2011
Keira Nakada Staff Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Biostar Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2009 Filed March 31, 2010
File No. 001-34708

Dear Keira Nakada:

The purpose of this letter is to provide the Company’s responses to the December 29, 2010 comment letter (the “Comment Letter”) to Mr. Ronghua Wang, Chief Executive Officer, Biostar Pharmaceuticals, Inc.  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred to above.

Report of Independent Registered Public Accounting Firm, page 71

1.     We note that Morgenstern, Svoboda & Baer CPA's were no longer registered with the Public Company Oversight Board (PCAOB) as of April 2009. Accordingly, please have an audit performed for your 2008 financial statements by an accounting firm that is currently registered with the PCAOB.

Response:

As indicated in the record of the PCAOB registration of Morgenstern, Svoboda & Bear CPA’s (firm 2400) which is attached to this letter as Attachment A, that firm’s PCAOB registration was not withdrawn until “July 13, 2010.” (It appears that the April, 2009 date that you have referred to in your comment was the date of the Morgenstern firm’s inspection report.  Although the PCAOB determined that the firm did not respond to quality control criticisms in a satisfacory manner, (see http://pcaobus.org/Inspections/Reports/Pages/FirmsFailedToAddressQCSatisfactorily.aspx), the firm remained registered until July, 2010 at which time it was withdrawn voluntarily.  Therefore, on March 25, 2009 when that firm signed its opinion our financial statements for the year ended December 31, 2008, it was registered with the PCAOB.

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

As noted in Section 4110.3 of the Division of Corporation Finance Financial Reporting Manual, “In accordance with PCAOB Rule 2107(b)(1), a firm that was once registered and then later withdrew may reissue or give consent to the use of a prior report that it issued while registered. However, the firm cannot update or dual-date a previously issued report after the firm is no longer registered, as that involves additional audit work.”

Morgenstern, Svoboda & Bear CPA’s did not dual date its report on our 2008 financial statements when it was included in our 2009 Form 10-K, and therefore we believe that such report is still satisfactory under PCAOB Rule 2107(b) (1).

Research and Development, page F-11

2.              You state here that "payments made to third parties subsequent to regulatory approval are capitalized." Please tell us why you believe that the timing of payments rather than their nature is a determining factor in how you account for the research and development expenses. Please reference for us the authoritative literature you rely upon to support your accounting.

Response:

Upon further review, we now recognize that the disclosure in question may leave the impression that the accounting treatment of a payment is dependent on its timing, when in fact we were attempting to distinguish between payments made to perform R&D activities or obtain the results of R&D activities and payments made to obtain licenses to use product formulas that had been developed by other companies through their R&D activities and had resulted in products which had already received regulatory approval.  We believe that this latter category of payments is not for the results of the R&D but rather represent the acquisition of an identifiable intangible asset (outside a business combination) that meets both the separability and contractual rights criteria and is capitalized under ASC 350.

To correct the misimpression that the current wording of the disclosure may create, in future filings we will amend the disclosure to read as follows:

“The remuneration of the Company’s research and development staff, materials used in internal research and development activities, and payments made to third parties in connection with collaborative research and development arrangements, are all expensed as incurred.  Where the company makes a payment to a third party to acquire the right to use aproduct formula which has received regulatory approval, that payment is accounted for as the acquisition of a license or patent and is capitalized as an intangible asset and amortized over the shorter of the remaining license period or patent life. See ‘Intangible Assets.’”

Note 5 — Stockholders' Equity
Series B Convertible Preferred Stock, page F-I4

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

3.              On page F-14, you state that "[t]he full ratchet and anti-dilution protection provided for in the Series B Preferred Stock for subsequent lower price issuances shall be null and void and shall have no further force or effect if EITF 07-5...will adversely affect the Company's financial condition as a result of such provision." Please address the following comments:
•           Please explain to us how the provision to have the ratchet and anti-dilution protections features nullified works.
•           Please clarify whether this provision has objective measurement criteria or is subjective.
•           Please explain whether the ratchet and anti-dilution protection features are in effect at December 31, 2009 and at each quarter end in 2010.
•           Please explain to us why you do not appear to reflect the ratchet and anti-dilution protection features as an embedded derivative. Please reference for UF the authoritative literature you rely upon to support your accounting.
•           Please confirm our understanding that the warrants issued in conjunction with the November 2. 2009 issuance of Series B Preferred Stock do not contain the "full ratchet and anti-dilution adjustment" feature other than for "stock splits, stock dividends, recapitalizations and the like."

Response:

The staff’s comment asks five questions, one in each of the bullet points.  In organizing our response, we are referring to those as Question 1 to Question 5.

Question 1. The provisions that could potentially result in a change in the conversion price are contained in Sections 7(a), 7(b) and 7(c) of the “Statement of Designation,” which has been attached as Attachment B.

Section 7(a) contains standard provisions for adjustments to the conversion price in the event of stock dividends or stock splits.  Those types of provisions are considered indexed to a company’s own stock, and therefore are not an issue here.

Similarly, Section 7(c) provides for conversion price adjustments in the event of “in kind” distributions to the common stockholders. These are also standard provisions which do not raise issues under EITF 07-5 (codified at ASC 815-40).

The relevant provisions are found in Section 7(b), which reads (emphasis added):

Price Adjustment. From and after the Closing Date and until such time as the Investors hold no Securities, except for (i) Exempt Issuances, (ii) issuances covered by Sections 7(a) and 7(c) hereof or (iii) an issuance of Common Stock upon exercise or upon conversion of warrants, options or other convertible securities for which an adjustment has already been made pursuant to this Section 7, as to all of which this Section 7(b) does not apply, if the Company closes on the sale or issuance of Common Stock at a price, or issues warrants, options, convertible debt or equity securities with a exercise price per share or conversion price which is less than the Conversion Price then in effect (such lower sales price, conversion or exercise price, as the case may be, being referred to as the “Lower Price”), the Conversion Price in effect from and after the date of such transaction shall be reduced to the Lower Price. For purpose of determining the exercise price of warrants issued by the Company, the price, if any, paid per share for the warrants shall be added to the exercise price of the warrants. Notwithstanding the foregoing, this Section 7(b) shall be null and void and have no further force or effect if EITF 07-5, as such may amended, supplemented or modified by any accounting guidance and/or announcement(s) issued by the Financial Accounting Standards Board, the Emerging Issues Task Force or any other regulatory authority, will adversely affect the Company’s financial condition as a result of this Section 7(b).

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

The provision functions quite simply.  If Section 7(b) in its entirety, and even before an event triggering a repricing occurred, would have an adverse effect on the company’s financial condition (as discussed below in the response to question 2) due to the applications of ASC 815-40, then the Section 7(b) would be null and void in its entirety.  In addition, even if Section 7(b) would not cause an adverse EITF 07-5 effect in those circumstances, if a particular repricing otherwise called for under Section 7(b) would cause adverse accounting under EITF 07-5, then that repricing would not take place although Section 7(b) would remain in effect.

Question 2.  Section 7(b) does not contain a definition of what would be deemed to “adversely affect the Company’s financial condition,”, and therefore the issue of what would constitute an “adverse” effect on the company’s financial condition could be viewed as subjective.

However, we believe that it would be obvious when that was going to occur and thus the provision will operate objectively.  Under EITF 07-5, an embedded conversion option, like that in the Series B Preferred Stock, would have to be separated from the host contract and accounted for as a derivative if the instrument was not “indexed to the entity’s own stock”.  EITF 07-5 addresses how to evaluate whether or not a conversion feature is in fact indexed to a company’s common stock using a two step process that evaluates (1) the instrument's contingent exercise provisions, if any, and (2) the instrument's settlement provisions. The evaluation must be made at the time the instrument is issued, and again at each balance sheet date (see ASC 815-40-35-8).

There are several circumstances that can cause an instrument to be deemed to not be indexed to the company’s common stock.  If any of those are present, the instrument must be accounted for separately as a liability (a warrant or conversion option, which are written call options, would never have a positive value to the issuer and would therefore never be an asset) with changes in its fair value recorded through earnings.

One reason, which has not been an uncommon problem in practice, that a conversion feature might fail this test, and thus be accounted for as a liability, would be the presence of a feature that could allow, or would require, the conversion price to drop so low that the number of shares issuable upon the conversion of the debt or preferred stock would exceed the number of authorized but unissued share available to the company. In those cases, the possibility (no matter how remote) that some part of the conversion settlement might have to be made in cash causes the conversion feature to not qualify as indexes to the company’s common stock, and it must be separately accounted for as a liability instrument.

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

This would without doubt be an adverse effect on the company’s financial condition, as it would increase the company’s liabilities and decrease its stockholders’ equity.

Thus, although the provisions of Section 7(b) would appear subjective as written, we believe that in operation they would function objectively. Any event or provision that would require the ratchet and anti-dilution provisions of Section 7(b) to fail the “indexed to the company’s common stock” test, and thus require liability accounting, would be viewed as adverse.

Question 3. The ratchet and anti-dilution features are in effect at December 31, 2009 and at the end of each quarter in 2010, subject to the requirements of the “null and void” provisions of Section 7(b) as explained in the response to Question 1 above.

Question 4.  We determined that the ratchet and anti-dilution features were not embedded derivatives that needed to be separately accounted for under ASC 815 based on the following analysis:

(a)           First, under ASC 815-10-15-13(k) and 815-10-15-74, we determined that the features should not be accounted for as separate derivatives if they were both (i) indexed to our common stock, and (ii) classified in stockholders’ equity.  On the basis of ASC 815-10-15-77 we then turned to ASC 815-40 to determine whether or not the features passed the first part of the test in ASC 815-10-15-74 – were they indexed to our common stock. (The preferred stock was non-redeemable and therefore classified in stockholders equity, and therefore the second part of the test of ASC 815-10-15-74 was passed.)

(b)           Second, on the basis of ASC 815-40-15-5, to determine whether the ratchet down and anti-dilution features of Section 7(b) were indexed to our common stock, we examined those ratchet down and anti-dilution features’ (i) contingent exercise provisions, and (ii) settlement provisions. In particular, we noted the requirements of ASC 815-40-15-7B, which states:

 “If an instrument's strike price or the number of shares used to calculate thesettlement amount would be adjusted upon the occurrence of an exercisecontingency, the exercise contingency shall be evaluated under Step 1 (see thepreceding paragraph) and the potential adjustment to the instrument's settlement amount shall be evaluated under Step 2 (see the guidance beginning in the following paragraph).”

With respect to the evaluation of the contingent exercise provisions, the Series B Preferred Stock has no exercise contingencies, and the only contingent feature is the possible changes in the conversion price.  Because any such adjustment would be based on a change in the observable market price of the company’s stock (observable from the transaction that triggered a change in the conversion price), the contingent feature is considered acceptable under ASC 815-40-15-7A, which states:

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

“An exercise contingency shall not preclude an instrument (or embedded feature) from being considered indexed to an entity's own stock provided that it is not based on either of the following:
a. An observable market, other than the market for the issuer's stock (if applicable)
b.  An observable index, other than an index calculated or measured solely by reference to the issuer's own operations (for example, sales revenue of the issuer;earnings before interest, taxes, depreciation, and amortization of the issuer; netincome of the issuer; or total equity of the issuer).”

With respect to the evaluation of the settlement provisions, the settlement would be made by issuing a fixed number of common shares (based on the conversion price then in effect), and the value received by the preferred stockholder would be the difference between the value of the common shares they received and the face amount of the preferred stock they converted.  ASC 815-40-15-7C provides specifically that:

“An instrument (or embedded feature) shall be considered indexed to an entity's own stock if its settlement amount will equal the difference between the following:
a. The fair value of a fixed number of the entity's equity shares
b. A fixed monetary amount or a fixed amount of a debt instrument issuedby the entity.”

In addition, ASC 815-40-15-7D provides that:

“An instrument's strike price or the number of shares used to calculate thesettlement amount are not fixed if its terms provide for any potential adjustment,regardless of the probability of such adjustment(s) or whether such adjustments are in the entity's control. If the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity's own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.”

Although the conversion price of our Series B Preferred Stock might be adjusted under Section 7(b) and therefore is not “fixed” under ASC 815-40-15-7C, the only variable that would trigger an adjustment under Section 7(b), and thus affect the settlement amount, would be the price of our common stock in an issuance of common stock, or the exercise price in the issuance of warrants or convertible securities.  Those variables (the price of our common stock or the strike price in a warrant or convertible security in a company initiated transaction) would clearly be an input (the common stock strike price) to the fair value of a fixed-for-fixed forward or option on equity shares as listed in ASC 815-40-15-7E. However, Section 7(b) would adjust the conversion price of the Series B preferred stock by the entire amount of the dilution caused by a subsequent transaction with a lower per share sale or strike price, as opposed to adjusting the conversion price of the Series B preferred stock only by the dilution caused by a subsequent transaction initialed with a per share issuance or strike price below the then existing market price. 1 An adjustment for the full dilution (i.e., the dilution including the amount caused simply by changes in the market price of the common stock) could violate ASC 815-40-15-7G (as illustrated in Example 9 at ASC 815-40-55-33 and 34). Absent some other (correcting) provision, Section 7(b) could thus fail the Step 2 settlement provisions test.

1           The key element, which ASC 815-40-15 (EITF Issue 07-5) does not articulate well, is that the holder of a fixed-price-for-fixed-number-of-shares instrument bears the risk of loss if the fair value of the shares decreases because of changes in the market. Provisions that allow the holder of an instrument to recoup part or all of a loss caused by a market-driven decline in the value of the shares, even in remote circumstances, are not consistent with a fixed-price-for-fixed-number-of-shares instrument and will frequently cause the instrument to fail the settlement provisions test. By contrast, a change in the value of the shares that is directly attributable to a company-initiated transaction, such as a stock split, a stock dividend, or a sale of shares at less than current fair value or share repurchases for an amount exceeding the fair value, are events that would permit an adjustment of the exercise/conversion price of a fixed-price-for-fixed-number-of-shares instrument without violating the settlement provisions test.

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

However, Section 7(b) does contain such a “correcting” provision; the “null and void” provision discussed above in the response to Question 2.  That provision would mean that the adjustment to the Series B conversion price would be limited to the amount allowed under ASC 815-40-15-5 through 7.

Question 5. We confirm your understanding that the warrants issued in conjunction with the November 2. 2009 issuance of Series B Preferred Stock do not contain the “full ratchet and anti-dilution adjustment” feature other than for “stock splits, stock dividends, recapitalizations and the like”.

Series A Convertible Preferred Stock, page F-15

4.              We note that you recognized a dividend of $1,462,240 for the beneficial conversion feature of Series A Preferred shares in 2008 upon their conversion. Please explain why you recognized the dividend upon conversion, rather than on the issuance date. Furthermore, please also tell us how you determined the amount of the dividend. Cite the authoritative literature you relied upon to support your accounting.

Response:

The accounting for convertible preferred stock with beneficial conversion features (“BCF”) is addressed in ASC 470-20.  Under ASC 470-20-35-1 through 3, (i) if the number of shares issuable upon the conversion of convertible instrument with a BCF is not known at the commitment date, then the issuer should wait until the number of common shares issuable becomes known to compute the BCF, (ii) when the number of common shares issuable upon the conversion of the convertible instrument becomes known, the BCF should be computed on the basis of the fair value of the common stock on the commitment date, and (iii) if the convertible instrument does not become convertible until the occurrence of an event outside the control of the holder, the BCF should be computed as of the commitment date but should not be recorded in earnings until the contingent event occurs and the instrument becomes convertible.

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

Under the original terms of the Series A preferred stock, the Series A shares would automatically be converted into shares of common stock at the “Conversion Price” immediately upon the closing of the company’s sale of its common stock in an offering pursuant to a registration statement under the Securities Act of 1933 (a “Qualified IPO”).  The Conversion Price was to be determined on the basis on an independent valuation of the Company’s common stock obtained prior to the filing of such registration statement. See Section 4.6 in Exhibit 10.2 to the Form SB-2 filed November 14, 2007.

The terms of the Series A shares were amended in November 2007 to remove the requirement for the Qualified IPO and make the Series A shares convertible upon the receipt of the independent valuation. See Section 4.6 in Exhibit 10.3 to the Form SB-2 filed November 14, 2007.

Subsequent to this first amendment, the holders of the Series A shares and the company again amended the terms of the Series A shares to provide that the shares would become convertible upon the beginning of trading of the company’s common stock on the OTC:BB.  The parties also eliminated the requirement for an independent valuation and agreed on a conversion price of $.66666 per common share, which meant that 1,088,588 shares of common stock would be issuable upon the conversion of the $725,000 of Series A shares. These changes to the terms of the Series A shares were made verbally between the parties.

The Company determined that the commitment date under ASC 470-20 was October 10, 2007 based on the fact that on this date the parties had agreed to the $.666 conversion price and the.  The Company further determined that on the commitment date the fair value of its common stock was $2.00 per share.  The basis and assumptions underlying that $2.00 valuation were set forth in Note 4 (appearing on pages F-14 and F-34) to financial statement included in the Form S-1/A (Amendment No.5) filed on June 27, 2008.

On the basis on the $2.00 per share commitment date value and the 1,088,588 shares issuable upon conversion, the Company initially computed the commitment date BCF to be $1,552,361.  The details of the computation of that BCF are set forth at page 10 of our response dated June 27, 2008 to the staff’s correspondence as of June 23, 2008 [copy attached as Attachment C] as well as at page F-13, F-14 and F-34 of the Form S-1/A as filed on June 27, 2008.

The Company’s common stock began trading on the OTC:BB in October, 2008 at an initial price of $1.75, and at that time the Series A shares became convertible and were converted into 1,088,588 shares of common stock. Pursuant to ASC 470-20-35-3, the BCF was therefore charged against net income applicable to common stockholders at that date.

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

The BCF charged to income in October, 2008 was $1,462,240.  This amount was the result of the company’s reassessment of the fair value of its common stock based on the initial OTC:BB trading price of $1.75. (The amount of the Series A proceeds of $725,000 allocated to the warrants also changed as the result of that reassessment).  The calculation was as follows:

Total proceeds from issuance of Series A shares	$725,000
Amount of total proceeds allocated to warrants	(282,211)
Net proceeds allocable to Series A shares	442,789

Number of common share issuable upon conversion	1,088,588
Effective per share conversion price	0.41

Fair value per common share	1.75
Intrinsic value of BCF per share	1.34
Number of common share issuable upon conversion	1,088,588

Total BCF	$1,462,240

In preparing this response the company again reviewed the requirements of ASC 470-20, and now believes that it was not appropriate to revise the BCF calculation as set forth above unless the information obtained in October 2008 indicated that the original calculation of $1,552,361 was in error (e.g., included erroneous information, failed to properly consider information available at October 2007, contained calculation errors or used a valuation technique that was unacceptable). Upon review, the company does not believe that the October 2007 BCF calculation was in error.

Therefore, the Company should have recorded a BCF of $1,552,361 and not of $1,462,240.  However, the company believes that the difference of $90,121 is clearly immaterial (less than 1.8%) to the 2008 net income applicable to common stockholders of $5.228 million, and therefore believes that the 2008 financial statements do not require revision.2

Note 7 — Income Taxes, page F-19

5.              In order to support your assertion that you do not have material deferred tax assets for your Chinese subsidiary and VIE, please provide us copies of your 2009 and interim 2010 Chinese income tax returns for all your Chinese operations, as well as translations of those returns into English. Please reconcile, at a minimum, total revenues, total expenses and net income on those tax returns to the information provided in your financial statements filed on Forms l 0-K and 10-Q. Please explain any material differences from the information filed in your Chinese tax retums and the US GAAP financial information for those Chinese operations.

2           The Company also notes that the immaterial difference of $90,121 between the two BCF calculations indicates that the selection of a commitment date other than October 10, 2007 would not have resulted in a material change in the financial statements.

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:

As requested by the staff, attached to this letter are the following tax returns and translations thereof:

-   the 2009 tax returns of Shaanxi Aoxing Pharmaceuticals Co. Ltd., (“Aoxing”) [Attachment D] and Shaanxi Biostar Biotech Limited (“Shaanxi Biotech”) [Attachment E] The 2009 tax return of Shaanxi Biotech omitted, in error, the total YTD amounts for 2009 and only displays the amounts for the last quarter of 2009.  So that the staff may reconcile the amounts set forth in Shaanxi Biotech’s tax returns to the 2009 table set forth below, we have also attached [Attachment F] the September 30, 2009 interim tax return of Shaanxi Biotech which included the YTD amounts for the nine months ended September 30, 2009.

-   the interim 2010 tax returns of Aoxing [Attachment G] and Shaanxi Biotech [Attachment H]

Aoxing is the only entity in our consolidated group that currently is required to pay corporate income taxes in the People’s Republic of China (“PRC”), as Shaanxi Biotech  currently is reporting tax losses and our parent company, Biostar, is a Maryland corporation and files its tax returns in the United States (where it is reporting losses).

The following table reconciles the amounts set forth on the attached 2009 tax returns to the consolidated amounts set forth in our US GAAP consolidated income statements for 2009 (RMB translated to US$ at the rate of RMB6.84 = US$1):

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

		Total revenues	Total expenses	Income before income taxes
		US$ '000	US$ '000	US$ '000
Aoxing, as per PRC tax return		54,072	(37,068)	17,004

Adjustments for:
1)	Reversal of gain on transfer of intangible assets to Shaanxi Biostar	(753)	-	(753)

2)	Accruals for sales commission and relevant rebates	-	(119)	(119)

3)	Sundry items, not individually significant	2	(2)	-

Aoxing, as included in US GAAP consolidated financial statements		53,321	(37,189)	16,132
Shaanxi Biotech (#)		-	(275)	(275)
Biostar (##)		-	(1,109)	(1,109)

As reported in the Form 10-K		53,321	(38,573)	14,748

(#)	No difference between the amounts reported for PRC tax purposes and the amounts included in the US GAAP consolidated financial statements
(##)	Files taxes in the US. No GAAP and tax differences.

The staff will note that the taxes reported as owed on the 2009 tax return of Aoxing of RMB 29,080,046 translates to taxes in US$ of $4,215,000 which is the income tax expense reflected in our 2009 US GAAP consolidated income statement.

The following table reconciles the amounts set forth on the attached interim 2010 tax returns to the consolidated amounts set forth in our US GAAP consolidated income statements for the nine months ended September 30, 2010 (RMB translated to US$ at the rate of RMB6.81 = US$1):

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

		Total revenues	Total expenses	Income before income taxes
		US$ '000	US$ '000	US$ '000
Aoxing, as per PRC tax return		51,944	(35,775)	16,169

Adjustments for:
1)	Accruals for social security insurance	-	(82)	(82)

2)	Accruals for sales commission and relevant rebates	-	499	499

3)	Sundry items, not individually significant	-	(27)	(27)

Aoxing, as included in US GAAP consolidated financial statements		51,944	(35,385)	16,559
Shaanxi Biotech (#)		-	(127)	(127)
Biostar (##)		3	(1,143)	(1,140)

As reported in the Form 10-Q		51,947	(36,655)	15,292

(# )	No difference between the amounts reported for PRC tax purposes and the amounts included in the US GAAP consolidated financial statements
(## )	Files taxes in the US. No GAAP/tax differences.

The staff will note that the taxes reported as owed on the interim 2010 tax return of Aoxing of RMB 27,365,047 translates to taxes in US$ of $4,016,000 which is the income tax expense reflected in our US GAAP consolidated income statement for the nine months ended September 30, 2010.

*           *           *           *           *           *           *           *           *           *

The Company hereby acknowledges that:

•           should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *           *           *           *           *           *           *

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

By:	/s/ Ronghua Wang
Name, Title: Ronghua Wang, CEO

Enclosures

Cc:	Mark Brunhofer, Senior Staff Accountant, SEC
Jim Rosenberg, Senior Staff Accountant, SEC
Bill Chen, CFO, Biostar Pharmaceuticals, Inc.
Ralph V. De Martino, Esq., Cozen O’Connor
Alec Orudjev, Esq., Cozen O’Connor

Attachment A

Firm Summary 頁 1 / 1

PCAOB
Public Company Accounting Oversight Board

Privacy Policy Copyright & Trademark

Registration, Annual and Special Reporting

Home > Firm Summary

Morgenstern, Svoboda & Baer CPA's PC (2400)

Registration Status:	Registration Withdrawn
Headquarters Address:	40 Exchange Place Suite 1820, New York, NY 10005
Other Names Used in Issuing Audit Reports:	None
Predecessor Firm to Whose Registration the Firm Succeeded:	None
Registration Date:	09/15/2005
Withdrawal Date:	07/13/2010

For a list of issuers (if any) that the firm has audited, or in whose audits the firm has played a substantial role, see Part IV of the firm's annual reports.

Registration

Application for Registration (Form 1)

Annual and Special Reporting by the Firm

None

Disciplinary Proceedings

None

Inspection Reports

4/27/2009 (expanded to disclose certain quality control criticisms)

https://rasr.pcaobus.org/Firms/FirmSummaryPublic.aspx?FirmID=CAFD5137E038A... 31/12/2010

Attachment B

A11-9-1
ex3-1.htm Page 1 of 16

EX-3.1 2 ex3-1.htm
Exhibit 3.1

ARTICLES SUPPLEMENTARY
TO THE ARTICLES OF INCORPOATION
OF
BIOSTAR PHARMACEUTICALS, INC.

Biostar Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Maryland (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland, that:

FIRST: Pursuant to the authority granted to and vested in the Board of Directors of the Corporation (the "Board of Directors") in accordance with Article SIXTH of the Articles of Incorporation of the Corporation, the Board of Directors took action by unanimous written consent on October 28, 2009, classifying five million (5,000,000) unissued shares of the par value of $0.001 per share of the Preferred Stock of the Corporation (as defined in the Charter) as Series B Convertible Preferred Stock by setting before the issuance of such shares, the preferences, rights, voting powers, restrictions, limitations as to dividends, qualification or terms of redemption of, and the conversion or other rights, thereof as hereinafter set forth.

SECOND: A description of the shares so classified with the preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as set by the board of directors of the Corporation is as set forth in Annex A attached hereto.

THIRD: The shares of aforesaid have been duly classified by the board of directors pursuant to authority and power contained in the charter of the Corporation.

FOURTH: The undersigned Secretary of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, Biostar Pharmaceuticals, Inc., has caused these presents to be signed in its name and on its behalf by its Chief Executive Officer and witnessed by its Secretary on October 28, 2009.

By /s/ Ronghua Wang
Name: Ronghua Wang
Title: Chief Executive Officer

ATTEST:
By /s/ Shuang Gong
Name: Shuang Gong
Title: Secretary

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BIOSTAR PHARMACEUTICALS, INC.

Statement of Designations

Section 1. Definitions. Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement (as defined below) shall have the meanings given such terms in the Purchase Agreement. For the purposes hereof, the following terms shall have the following meanings:

"9.9% Limitation" shall have the meaning set forth in the Purchase Agreement.

"Bankruptcy Event" means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1.02(s) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof; (b) there is commenced against the Company or any Significant Subsidiary thereof any such case or proceeding that is not stayed or dismissed within 90 days after commencement; (c) the Company or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 90 days; (e) the Company or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors; (f) the Company or any Significant Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (g) the Company or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

"Closing Date" means the Closing Date, as defined in the Purchase Agreement.

"Commission" means the Securities and Exchange Commission.

"Common Stock" means the Company's common stock par value $.001 per share.

"Common Stock Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

"Conversion Date" shall have the meaning set forth in Section 6(a).

"Conversion Ratio" shall mean the number of shares of Common Stock issuable upon conversion of one share of Series B Preferred Stock. Each share of Series B Preferred Stock shall be convertible into one (1.0) share of Common Stock (the "Conversion Ratio"), subject to adjustment as provided in this Statement of Designations.

"Conversion Price" shall mean $1.75, subject to adjustment as provided in this Statement of Designations.

"Conversion Shares" means, collectively, the shares of Common Stock into which the shares of Series B Preferred Stock are convertible in accordance with the terms hereof.

"Conversion Shares Registration Statement" means a registration statement that meets the requirements of the Registration Rights Agreement and registers the resale of the Conversion Shares by the Holder, who shall be named as a "selling stockholder" thereunder, all as provided in the Registration Rights Agreement.

"Conversion Value" means an amount determined by multiplying the number of Conversion Shares as to which a value is to be determined by the average of the closing prices of the Common Stock on the principal market or exchange on which the Common Stock is traded for the five days prior to the date as of which a Conversion Value is being determined.

"Dilutive Issuance" shall have the meaning set forth in Section 7(b) hereof.

"Effective Date" means the date that the Conversion Shares Registration Statement is declared effective by the Commission.

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"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exempt Issuance" shall have the meaning set forth in the Purchase Agreement.

"Fundamental Transaction" shall have the meaning set forth in Section 7(f)(iv) hereof.

"Holder" shall have the meaning given such term in Section 2 hereof.

"Investors" shall mean the persons named in Schedule A to the Purchase Agreement.

"Original Issue Date" shall mean the date of the first issuance of any shares of the Series B Preferred Stock regardless of the number of transfers of any particular shares of Series B Preferred Stock and regardless of the number of certificates which may be issued to evidence such Series B Preferred Stock.

"Person" means a corporation, an association, a partnership, a limited liability company, a business association, an individual, a trust, a government or political subdivision thereof or a governmental agency.

"Purchase Agreement" means the Securities Purchase Agreement dated as of November 2, 2009, relating to the sale of (a) 2,060,000 shares of the Company's Series B Preferred Stock, and (b) warrants to purchase up to 500,000 shares of the Company's Common Stock at $3.00 per share, as amended, modified or supplemented from time to time, a copy of which is on file at the principal offices of the Company.

"Securities" shall have the meaning set forth in Section 1.3.36 of the Purchase Agreement.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Series B Preferred Stock" shall have the meaning set forth in Section 2.

"Subsidiary" shall mean a corporation, limited liability company, partnership, joint venture or other business entity of which the Company owns beneficially or of record more than a majority of the equity interest.

"Trading Day" means a day on which the Common Stock is traded on a Trading Market.

"Trading Market" means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the Nasdaq SmallCap Market, the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market or the OTC Bulletin Board.

"Transaction Documents" shall have the meaning set forth in the Purchase Agreement.

"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the primary Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg Financial L.P. (based on a Trading Day from 9:30 a.m. EST to 4:02 p.m. Eastern Time) using the VAP function; (b) if the Common Stock is not then listed or quoted on the Trading Market and if prices for the Common Stock are then reported in the "Pink Sheets" published by the National Quotation Bureau Incorporated (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (c) in all other cases, the fair market value of a share of Common Stock as determined by a nationally recognized-independent appraiser selected in good faith by Purchasers holding a majority of the principal amount of Series B Preferred Stock then outstanding.

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Rank of Series. For purposes of this Statement of Designations, any stock of any series or class of the Corporation shall be deemed to rank:

(a) senior to the shares of Series B Preferred Stock, as to dividends or upon liquidation, dissolution or winding up, as the case may be, if the holders of such class or classes shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in preference or priority to the holders of shares of Series B Preferred Stock;

(b) on a parity with shares of Series B Preferred Stock, as to dividends or upon liquidation, dissolution or winding up, as the case may be, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share or sinking fund provisions, if any, be different from those of Series B Preferred Stock, if the holders of such stock shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in proportion to their respective dividend rates or liquidation prices, without preference or priority, one over the other, as between the holders of such stock and the holders of shares of Series B Preferred Stock;

(c) junior to shares of Series B Preferred Stock as to dividends or upon liquidation, dissolution or winding up, as the case may be, if such class shall be Common Stock or if the holders of shares of Series B Preferred Stock shall be entitled to receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in preference or priority to the holders of shares of such class or classes.

Section 2. Designation and Amount. The series of preferred stock, par value $.001 per share ("Preferred Stock"), consisting of five million (5,000,000) shares shall be designated as the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock") and the number of shares so designated shall be (which shall not be subject to increase without the consent of all of the holders of 75% of the then outstanding shares of Series B Preferred Stock (each a "Holder" and collectively, the "Holders"). In the event that the Company shall change the par value of the Preferred Stock, the par value of the Series B Preferred Stock shall be likewise changed. In the event of the conversion of shares of Series B Preferred Stock into this Company's Common Stock, pursuant to Section 6 hereof, or in the event that the Company shall otherwise acquire and cancel any shares of Series B Preferred Stock, the shares of Series B Preferred Stock so converted or otherwise acquired and canceled shall have the status of authorized but unissued shares of preferred stock, without designation as to series until such stock is once more designated as part of a particular Series by the Company's Board of Directors. In addition, if the Company shall not issue the maximum number of shares of Series B Preferred Stock, the Company may, from time to time, by resolution of the Board of Directors and the approval of the holders of a majority of the outstanding shares of Series B Preferred Stock, reduce the number of shares of Series B Preferred Stock authorized, provided, that no such reduction shall reduce the number of authorized shares to a number which is less than the number of shares of Series B Preferred Stock then issued or reserved for issuance. The number of shares by which the Series B Preferred Stock is reduced shall have the status of authorized but unissued shares of Preferred Stock, without designation as to series, until such stock is once more designated as part of a particular Series by the Company's Board of Directors. The Board of Directors shall cause to be filed with the Secretary of State of the State of Maryland such certificate as shall be necessary to reflect any reduction in the number of shares constituting the Series B Preferred Stock.

Section 3. Dividends and Other Distributions. No dividends shall be payable with respect to the Series B Preferred Stock. No dividends shall be declared or payable with respect to the Common Stock while the Series B Preferred Stock is outstanding. The Company shall not redeem or purchase any shares of Common Stock or any other class or series of capital stock which is junior to or on a parity with the Series B Preferred Stock while the Series B Preferred Stock is outstanding.

Section 4. Voting Rights. The Series B Preferred Stock shall have no voting rights except as required by law. However, so long as any shares of Series B Preferred Stock are outstanding, the Company shall not, without the affirmative approval of the Holders of 75% of the shares of the Series B Preferred Stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend this Statement of Designations, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon a Liquidation (as defined in Section 5) senior to or otherwise pari passu with the Series B Preferred Stock, or any of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the Series B Preferred Stock, (c) amend its certificate of incorporation or other charter documents in breach of any of the provisions hereof, (d) increase the authorized number of shares of Series B Preferred Stock or the number of authorized shares of Preferred Stock, or (e) enter into any agreement with respect to the foregoing. Notwithstanding any other provision of the Statement of Designations; the provisions of Section 6(c) of this Statement of Designations may not be amended or waived.

Section 5. [INTENTIONALLY OMITTED]

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Section 6. Conversion.

(a)Conversions at Option of Holder. Each share of Series B Preferred Stock shall be initially convertible (subject to the limitations set forth in Section 6(c)), into such number of shares of Common Stock based on the Conversion Ratio at the option of the Holders, at any time and from time to time from and after the Original Issue Date; provided, however, that until the Restated Certificate, as defined in the Purchase Agreement, is filed with the Secretary of State of the State of Maryland, the Series B Preferred Stock shall not be convertible into Common Stock to the extent that such conversion would result in the issuance of more than the number of authorized shares of Common Stock. Holders shall effect conversions by providing the Company with the form of conversion notice attached hereto as Annex A (a "Notice of Conversion") as fully and originally executed by the Holder, together with the delivery by the Holder to the Company of the stock certificate(s) representing the number of shares of Series B Preferred Stock so converted, with such stock certificates being duly endorsed in full for transfer to the Company or with an applicable stock power duly executed by the Holder in the manner and form as deemed reasonable by the transfer agent of the Common Stock. Each Notice of Conversion shall specify the number of shares of Series B Preferred Stock to be converted, the number of shares of Series B Preferred Stock owned prior to the conversion at issue, the number of shares of Series B Preferred Stock owned subsequent to the conversion at issue, the stock certificate number and the shares of Series B Preferred Stock represented thereby which are accompanying the Notice of Conversion, and the date on which such conversion is to be effected, which date may not be prior to the date the Holder delivers such Notice of Conversion and the applicable stock certificates to the Company by overnight delivery service (the "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the Trading Day immediately following the date that such Notice of Conversion and applicable stock certificates are received by the Company. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. Shares of Series B Preferred Stock converted into Common Stock in accordance with the terms hereof shall be canceled and may not be reissued. If the Conversion Price is adjusted pursuant to Section 7 or as otherwise provided in this Statement of Designations, the Conversion Ratio shall likewise be adjusted and the new Conversion Ratio shall determined by multiplying the Conversion Ratio in effect by a fraction, the numerator of which is the Conversion Price in effect before the adjustment and the denominator of which is the new Conversion Price. Thereafter, subject to any further adjustments in the Conversion Price, each share of Series B Preferred Stock shall be initially convertible into Common Stock based on the new Conversion Ratio.

(b)Automatic Conversion Upon Change of Control. Subject to Section 5, all of the outstanding shares of Series B Preferred Stock shall be automatically converted into the Conversion Shares upon the close of business on the business day immediately preceding the date fixed for consummation of any transaction resulting in a Change of Control of the Company (an "Automatic Conversion Event"). A "Change in Control" means a consolidation or merger of the Company with or into another company or entity in which the Company is not the surviving entity or the sale of all or substantially all of the assets of the Company to another company or entity not controlled by the then existing stockholders of the Company in a transaction or series of transactions. The Company shall not be obligated to issue certificates evidencing the Conversion Shares unless certificates evidencing the shares of Series B Preferred Stock so converted are either delivered to the Company or its transfer agent or the holder notifies the Company or its transfer agent in writing that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection therewith. Upon the conversion of the Series B Preferred Stock pursuant to this Section 6(b), the Company shall promptly send written notice thereof, by hand delivery or by overnight delivery, to the holders of record of all of the Series B Preferred Stock at their addresses then shown on the records of the Company, which notice shall state that certificates evidencing shares of Series B Preferred Stock must be surrendered at the office of the Company (or of its transfer agent for the Common Stock, if applicable).

(c)Beneficial Ownership Limitation. Except as provided in Section 6(b) of this Statement of Designations, which shall apply as stated therein if an Automatic Conversion Event shall occur, the right of the Holder to convert the Series B Preferred Stock shall be subject to the 9.9% Limitation, with the result that Company shall not effect any conversion of the Series B Preferred Stock, and the Holder shall not have the right to convert any portion of the Series B Preferred Stock, to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates), as set forth on the applicable Notice of Conversion, would beneficially own in excess of 9.9% of the number of shares of the Common Stock outstanding immediately after giving effect to such conversion. For the purposes of this Agreement beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act, and Regulation 13d-3 thereunder. For purposes of this Section 6(c), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in the most recent of the following: (A) the Company's most recent quarterly reports (Form 10-Q), Annual Reports (Form 10-K), or definitive proxy statement or information statement as filed with the Commission under the Exchange Act, (B) a more recent public announcement by the Company, or (C) any other written notice by the Company or the Company's transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of the Holder, the Company shall within two (2) Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Series B Preferred Stock, by the Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was publicly

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reported by the Company. The 9.9% Limitation may be not be waived or amended.

(d)Mechanics of Conversion

(i)Delivery of Certificate Upon Conversion. Except as otherwise set forth herein, not later than three Trading Days after each Conversion Date (the "Share Delivery Date"), the Company shall deliver to the Holder (A) a certificate or certificates which, after the Effective Date, shall be free of restrictive legends and trading restrictions (other than those required by the Purchase Agreement) representing the number of shares of Common Stock being acquired upon the conversion of shares of Series B Preferred Stock, and (B) a bank check in the amount of accrued and unpaid dividends (if the Company has elected or is required to pay accrued dividends in cash). After the Effective Date, the Company shall, upon request of the Holder, deliver any certificate or certificates required to be delivered by the Company under this Section electronically through the Depository Trust Company or another established clearing Company performing similar functions if the Company's transfer agent has the ability to deliver shares of Common Stock in such manner. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after the Conversion Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Company shall immediately return the certificates representing the shares of Series B Preferred Stock tendered for conversion.

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(ii)Obligation Absolute; Partial Liquidated Damages. The Company's obligations to issue and deliver the Conversion Shares upon conversion of Series B Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares. In the event a Holder shall elect to convert any or all of its Series B Preferred Stock, the Company may not refuse conversion based on any claim that such Holder or any one associated or affiliated with the Holder of has been engaged in any violation of law, agreement or for any other reason (other than the inability of the Company to issue shares of Common Stock as a result of the limitation set forth in Section 6(c) hereof) unless an injunction from a court, on notice, restraining and or enjoining conversion of all or part of this Series B Preferred Stock shall have been sought and obtained and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the Conversion Value of Series B Preferred Stock which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of an injunction precluding the same, the Company shall issue Conversion Shares or, if applicable, cash, upon a properly noticed conversion. If the Company fails to deliver to the Holder such certificate or certificates pursuant to Section 6(d)(i) within two Trading Days of the Share Delivery Date applicable to such conversion, the Company shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Conversion Value of Series B Preferred Stock being converted, $50 per Trading Day (increasing to $100 per Trading Day after three (3) Trading Days and increasing to $200 per Trading Day six (6) Trading Days after such damages begin to accrue) for each Trading Day after the Share Delivery Date until such certificates are delivered. Nothing herein shall limit a Holder's right to pursue actual damages for the Company's failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

(iii)Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Conversion. If the Company fails to deliver to the Holder such certificate or certificates pursuant to Section 6(d)(i) by a Share Delivery Date, and if after such Share Delivery Date the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which the Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a "Buy-In"), then the Company shall pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the price at which the sell order giving rise to such purchase obligation was executed. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series B Preferred Stock with respect to which the aggregate sale price giving rise to such purchase obligation is $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Series B Preferred Stock as required pursuant to the terms hereof.

(iv)Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of the Series B Preferred Stock, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders, not less than such number of shares of the Common Stock as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 7) upon the conversion of all outstanding shares of Series B Preferred Stock. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Conversion Shares Registration Statement is then effective under the Securities Act, registered for public sale in accordance with such Conversion Shares Registration Statement provided that the holder or its broker delivers confirmation to the Company or its transfer agent to the effect that the Conversion Shares have been sold pursuant to such registration statement.

(v)Fractional Shares. Upon a conversion of the Series B Preferred Stock, the Company shall not be required to issue stock certificates representing fractional shares of Common Stock. All fractional shares shall be carried forward and any fractional shares which remain after a Holder converts all of his or her Series B Preferred Stock shall be dropped and eliminated.

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(vi)Transfer Taxes. The issuance of certificates for shares of the Common Stock on conversion of the Series B Preferred Stock shall be made without charge to the Holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such shares of Series B Preferred Stock so converted and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

(vii)Absolute Obligation. Except as expressly provided herein, no provision of this Statement of Designations shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the liquidated damages (if any) on, the shares of Series B Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

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Section 7. Certain Adjustments.

(a)Stock Dividends and Stock Splits. If the Company, at any time subsequent to the Closing Date as long as the Series B Preferred Stock is outstanding: (i) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company pursuant to this Series B Preferred Stock), (ii) subdivide outstanding shares of Common Stock into a larger number of shares, (iii) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(c)Pro Rata Distributions. If the Company, at any time from and after the Closing Date and as long as the Series B Preferred Stock is outstanding, shall distribute to all holders of Common Stock (and not to Holders) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Conversion Price shall be determined by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holders of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

(d)Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company or any of its subsidiaries. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares and shares owned by subsidiaries, if any) actually issued and outstanding.

(e)Notice to Holders.

(i)Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any of this Section 7, the Company shall promptly mail to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. If the Company issues a variable rate security, despite the prohibition thereon in the Purchase Agreement, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion or exercise price at which such securities may be converted or exercised in the case of a Variable Rate Transaction (as defined in the Purchase Agreement), or the lowest possible adjustment price in the case of an MFN Transaction (as defined in the Purchase Agreement).

(ii)Notices of Other Events. If (A) the Company shall declare a dividend (or any other distribution) on the Common Stock; (B) the Company shall declare a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any

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reclassification of the Common Stock or any Fundamental Transaction, (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of the Series B Preferred Stock, and shall cause to be mailed to the Holders at their last addresses as they shall appear upon the stock books of the Company, at least 30 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification or Fundamental Transaction; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

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(f)Exempt Issuance. Notwithstanding the foregoing, no adjustment in the Conversion Price will be made in respect of an Exempt Issuance.

(g)Fundamental Transaction. If, at any time while this Series B Preferred Stock is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then upon any subsequent conversion of this Series B Preferred Stock, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the "Alternate Consideration"). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Series B Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new Statement of Designations with the same terms and conditions and issue to the Holder new preferred stock consistent with the foregoing provisions and evidencing the Holder's right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (f)(iv) and insuring that this Series B Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. Notwithstanding the foregoing or any other provisions of this Statement of Designations, in the event that the agreement relating to a Fundamental Transaction provides for the conversion or exchange of the Series B Preferred Stock into equity or debt securities, cash or other consideration and the agreement is approved by the holders of a majority of the. then-outstanding shares of Series B Preferred Stock, then the holders of the Series B Preferred Stock shall have only the rights set forth in such agreement.

Section 8. Miscellaneous.

(a)Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service, addressed to the Company, at its principal address as reflected in its most recent filing with the Commission. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given when received, and any notice by telecopier shall be effective if confirmation of receipt is given by the party to whom the notice is transmitted.

(b)Lost or Mutilated Preferred Stock Certificate. If a Holder's Series B Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series B Preferred Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof, and indemnity, if requested, all reasonably satisfactory to the Company.

(c)Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(d)Headings. The headings contained herein are for convenience only, do not constitute a part of this Statement of Designations and shall not be deemed to limit or affect any of the provisions hereof.

(e)Amendment. This Statement of Designations may be amended with the approval of the Company's board of directors and the consent of the holders of seventy-five percent (75%) of the outstanding shares of Series B Preferred Stock, except that the 9.9% Limitation may not be waived.

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ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES B PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series B Convertible Preferred Stock indicated below, into shares of common stock, par value $0.001 per share (the "Common Stock"), of Biostar Pharmaceuticals, Inc., a Maryland corporation (the "Company"), according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the Holder for any conversion, except for such transfer taxes, if any.

Conversion calculations:

Date to Effect Conversion: ______________________________
Number of shares of Common Stock owned prior to Conversion: ______________
Number of shares of Series B Preferred Stock to be Converted: ______________
Value of shares of Series B Preferred Stock to be Converted: ______________
Number of shares of Common Stock to be Issued: ______________________
Certificate Number of Series B Preferred Stock attached hereto: ______________
Number of Shares of Series B Preferred Stock represented by attached certificate: __________

Number of shares of Series B Preferred Stock subsequent to Conversion: ______________

[HOLDER]

By: ______________________________
Name: ______________________________
Title: ______________________________

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Attachment C

Unassociated Document Page 10 of 12

Mr. Jeffery P. Riedler
June 12, 2008
Page 10 of 12

18. Please refer to your response to our prior Comment 24. Please provide to us your analysis and calculation of the beneficial conversion feature resulting from the issuance of the Series A convertible preferred stock. In so doing, tell us how you considered the value of the warrants issued in this transaction in determining the amount of the BCF.

Upon completion of the automatic conversion of the Series A Preferred Stock into common stock, the Company will record a deemed dividend and as an increase in additional paid-in capital, the intrinsic value of the beneficial conversion feature (the "BCF"). The intrinsic value of the BCF will be the difference between the fair value of the common stock received upon conversion and the amount of proceeds to be allocated to the BCF. The amount to be allocated to the BCF is the difference between the $725,000 proceeds received and the fair value of the warrants which is calculated using Black-Scholes option pricing model.

The followings present the Black-Scholes calculation for the fair value of the warrants at 12/31/07 and the calculation for the value of the BCF of the preferred stock at 12/31/07.

Fair value of warrants at 12/31/07

Standard Deviation		0.80128
Variance		0.64205
Time to expiration (in years) (T)		3.00
Risk-free interest rate (annual) (r)		3.00%
Current stock price (S_0)	$	2.00
Exercise price (X)	$	1.00
Dividend Yield		0.00%
Black-Scholes Call Value	$	1.3819
number of warrants		72,500
fair value (1.3819x72,500)		100,185

Value of BCF of preferred stock at 12/31/07

Total proceeds	725,000
Less: Fair value of warrants	100,185
Proceeds allocated to convertible preferred stock	624,815
Number of shares to be issued upon conversion of preferred stock	1,088,588
Effective conversion price of preferred stock (624,815/1,088,588)	0.57
Assumed market price of common stock	2.00
Intrinsic value per share (2-0.57)	1.43
Value of beneficial conversion (1.43x1,088,588)	1,552,361

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Attachment D

中华人民共和国
企业所得税月(季)度预缴纳税申报表(A类)

税款所属期间： 2009 年 10 月 1 日至 2009 年12 月 31 日

纳税人识别号 ：610402294942123

纳税人名称：陕西奥星制药有限公司　　　　金额单位:人民币元(列至角分)

行次	项目		本期金额	累计金额
1	一、据实预缴			
2	营业收入		121886711.61	369895357.85
3	营业成本		84475731.45	253575172.5
4	利润总额		37410980.16	116320185.33
5	税率(25%)		25.00%	25.00%
6	应纳所得税额（4行×5行）		9352745.04	29080046.33
7	减免所得税额			
8	实际已缴所得税额		0	0
9	应补（退）的所得税额（6行-7行-8行）		9352745.04	29080046.33
10	二、按照上一纳税年度应纳税所得额的平均额预缴			
11	上一纳税年度应纳税所得额			
12	本月（季）应纳税所得额（11行÷12或11行÷4）			
13	税率(25%)			
14	本月（季）应纳所得税额（12行×13行）			
15	三、按照税务机关确定的其他方法预缴			
16	本月（季）确定预缴的所得税额			
17	总分机构纳税人			
18	总机构	总机构应分摊的所得税额（9行或14行或16行×25%）		
19	总机构	中央财政集中分配的所得税额（9行或14行或16行×25%）		
20	总机构	分支机构分摊的所得税额(9行或14行或16行×50%)		
21	分支机构	分配比例		
22	分支机构	分配的所得税额（20行×21行）		

谨声明：此纳税申报表是根据《中华人民共和国企业所得税法》、《中华人民共和国企业所得税法实施条例》和国家有关税收规定填报的，是真实的、可靠的、完整的。

法定代表人（签字）：王荣华　　　　2010年1月6日

纳税人公章：	代理申报中介机构公章：	主管税务机关受理专用章：
会计主管：刘庆华	经办人：	受理人：
	经办人执业证件号码：	
填表日期： 2010年1月6日	代理申报日期： 年 月 日	受理日期：2010 年 1 月 7 日

国家税务总局监制

Corporate Income Tax Return
of PRC (Class A)

For the period: October 1, 2009 - December 31, 2009

Taxpayer Identification Number: 610402294942123

Name of Taxpayer: Shaanxi Aoxing Pharmaceuticals Co.,Ltd.
Unit: Chinese RMB Yuan

<table>
<tr><th>Row NO.</th><th colspan="2">Item</th><th>Current Balance</th><th>YTD Balance</th></tr>
<tr><td>1</td><td colspan="4">Option 1 - pay tax per the actuals</td></tr>
<tr><td>2</td><td colspan="2">Total Revenue</td><td>121,886,711.61</td><td>369,895,357.85</td></tr>
<tr><td>3</td><td colspan="2">Total costs and expenses</td><td>84,475,731.45</td><td>253,575,172.50</td></tr>
<tr><td>4</td><td colspan="2">Total Profit before corporate income tax</td><td>37,410,980.16</td><td>116,320,185.33</td></tr>
<tr><td>5</td><td colspan="2">Tax Rate (25%)</td><td>25%</td><td>25%</td></tr>
<tr><td>6</td><td colspan="2">Amount of Income Tax (line 4 × line 5)</td><td>9,352,745.04</td><td>29,080,046.33</td></tr>
<tr><td>7</td><td colspan="2">Tax benefit</td><td>-</td><td>-</td></tr>
<tr><td>8</td><td colspan="2">The Actual Amount of Income Tax Paid</td><td>-</td><td>-</td></tr>
<tr><td>9</td><td colspan="2">The Income Tax Owed (credit) (line 6 - line 7 Row - line 8)</td><td>9,352,745.04</td><td>29,080,046.33</td></tr>
<tr><td>10</td><td colspan="4">Option 2 - Tax prepayment per prior year tax</td></tr>
<tr><td>11</td><td colspan="2">Prior year profit before corporate income tax</td><td></td><td></td></tr>
<tr><td>12</td><td colspan="2">Amount of Income Tax of Current Month(line 11 ÷ 12) or quarter (line 11÷4)</td><td></td><td></td></tr>
<tr><td>13</td><td colspan="2">Tax Rate (25%)</td><td></td><td></td></tr>
<tr><td>14</td><td colspan="2">Amount of Income Tax of Current Month(Quarter) (line 12×line 13)</td><td></td><td></td></tr>
<tr><td>15</td><td colspan="4">Option 3 - Tax prepayment according to other provisions of tax authorities Provisions</td></tr>
<tr><td>16</td><td colspan="2">Definite Amount of Income Tax of Current Month (Quarter)</td><td></td><td></td></tr>
<tr><td>17</td><td colspan="4">Status of taxpayers - Headquarter/subsidiaries (sub's)</td></tr>
<tr><td>18</td><td rowspan="3">Head-quarter</td><td>Income tax attributable to headquarter (line 9 or 14 or 16 × 25%)</td><td></td><td></td></tr>
<tr><td>19</td><td>Tax to be allocated by Ministry of Finance (line 9 or 14 or 16×25%)</td><td></td><td></td></tr>
<tr><td>20</td><td>Tax to be paid by sub's (line 9 or 14 or 16×25%)</td><td></td><td></td></tr>
<tr><td>21</td><td rowspan="2">Sub's</td><td>Sub's tax allocation ratio</td><td></td><td></td></tr>
<tr><td>22</td><td>Sub's tax allocation</td><td></td><td></td></tr>
</table>

Declaration: This return is filed based on the "PRC Enterprise Income Tax Law", "Implementation Regulations of the PRC Enterprise Income Tax Law", and the statements of this return are true, correct and complete.

Legal Representative (Signature): Ronghua Wang January 6, 2010

Seal of Taxpayer:	Seal of Reporting Agency	Seal of The Tax Authority
Accounting Manager: Qinghua Liu	Responsible Person: License ID, Responsible Person:	Receiving Person:
Date of Filling:January 6,2010	Reporting Date:	Receiving Date: January 7, 2010

Supervised by State Taxation Administration

Attachment E

A86B2324 4.0.11.9031

中华人民共和国
企业所得税季度纳税申报表(A类)

税款所属期:2009年10月01日 至 2009年12月31日

纳税人识别号:610490661188426

纳税人名称(公章):陕西百世达生物科技有限公司 金额单位:元(列至角分)

行次	项目		本期金额	累计金额
1	**一、据实预缴**			
2	营业收入		0.00	
3	营业成本		472225.02	
4	利润总额		-472225.02	
5	税率(25%)		-	-
6	应纳所得税额(4行×5行)		0.00	
7	减免所得税额			
8	实际已缴所得税额		-	
9	应补(退)的所得税额(6行-7行-8行)		-	
10	**二、按上一纳税年度应纳税所得额平均额预缴**			
11	上一纳税年度应纳税所得额		-	
12	本季应纳税所得额		0.00	
13	税率(25%)		-	-
14	本季应纳所得税额(12行×13行)		0.00	
15	**三、按照税务机关确定的其他方法预缴**			
16	本季确定预缴的所得税额			
17	**总分机构纳税人**			
18	总机构	总机构应分摊的所得税额(9行或14行或16行× %)		
19		中央财政集中分配税款的所得税额(9行或14行或16行× %)		
20		分支机构分摊的所得税额(9行或14行或16行× %)		
21	分支机构	分配比例		
22		分配的所得税额(20行×21行)	0.00	

谨声明:此纳税申报表是根据《中华人民共和国企业所得税法》、《中华人民共和国企业所得税法实施条例》和国家有关税收规定填报的,是真实的、可靠的、完整的。

		法定代表人(签字):		日期:	
纳税人公章:		代理申报中介机构公章:		主管税务机关受理专用章:	
会计主管:		经办人:		受理人:	
		经办人执业证件号码:			
填表日期:	2009年12月31日	代理申报日期:		受理日期:	

国家税务总局监制

第1页

Corporate Income Tax Return
of PRC (Class A)

For the period: October 1, 2009 - December 31, 2009

Taxpayer Identification Number: 610490661188426

Name of Taxpayer: Shaanxi Biostar Biotech Ltd.
Unit: Chinese RMB Yuan

Row NO.		Item	Current Balance	YTD Balance
1	**Option 1 - pay tax per the actuals**			
2	Total Revenue		-	
3	Total costs and expenses		472,225.02	
4	Total Profit before corporate income tax		-472,225.02	
5	Tax Rate (25%)			
6	Amount of Income Tax (line 4 × line 5)			
7	Tax benefit		-	-
8	The Actual Amount of Income Tax Paid		-	-
9	The Income Tax Owed (credit) (line 6 - line 7 Row - line 8)		-	
10	**Option 2 - Tax prepayment per prior year tax**			
11	Prior year profit before corporate income tax			
12	Amount of Income Tax of Current Month(line 11÷12) or quarter (line 11÷4)		-	
13	Tax Rate (25%)			
14	Amount of Income Tax of Current Month(Quarter) (line 12×line 13)			
15	**Option 3 - Tax prepayment according to other provisions of tax authorities Provisions**			
16	Definite Amount of Income Tax of Current Month (Quarter)			
17	**Status of taxpayers - Headquarter/subsidiaries (sub's)**			
18	Head-quarter	Income tax attributable to headquarter (line 9 or 14 or 16 × 25%)		
19		Tax to be allocated by Ministry of Finance (line 9 or 14 or 16×25%)		
20		Tax to be paid by sub's (line 9 or 14 or 16× 25%)		
21	Sub's	Sub's tax allocation ratio		
22		Sub's tax allocation		

Declaration: This return is filed based on the "PRC Enterprise Income Tax Law", "Implementation Regulations of the PRC Enterprise Income Tax Law", and the statements of this return are true, correct and complete.

Legal Representative (Signature): Ronghua Wang

Seal of Taxpayer:	Seal of Reporting Agency	Seal of The Tax Authority
Accounting Manager: Qinghua Liu	Responsible Person: License ID, Responsible Person:	Receiving Person:
Date of Filling:December 31, 2009	Reporting Date:	Receiving Date: January 14

Supervised by State Taxation Administration

Attachment F

938941AC　　　　4.0.11.9031

中华人民共和国
企业所得税季度纳税申报表(A类)

税款所属期:2009年07月01日 至 2009年09月30日

纳税人识别号:610490661188426

纳税人名称(公章):陕西百世达生物科技有限公司　　　　金额单位:元(列至角分)

行次	项目		本期金额	累计金额
1	一、据实预缴			
2	营业收入		0.00	
3	营业成本		186396.70	1410692.03
4	利润总额		-186396.70	-1410692.03
5	税率(25%)		-	
6	应纳所得税额(4行×5行)		0.00	
7	减免所得税额			
8	实际已缴所得税额		-	
9	应补(退)的所得税额(6行-7行-8行)		-	
10	二、按上一纳税年度应纳税所得额平均额预缴			
11	上一纳税年度应纳税所得额		-	
12	本季应纳税所得额		0.00	
13	税率(25%)		-	-
14	本季应纳所得税额(12行×13行)		0.00	
15	三、按照税务机关确定的其他方法预缴			
16	本季确定预缴的所得税额			
17	总分机构纳税人			
18	总机构	总机构应分摊的所得税额(9行或14行或16行× %)		
19		中央财政集中分配税款的所得税额(9行或14行或16行× %)		
20		分支机构分摊的所得税额(9行或14行或16行× %)		
21	分支机构	分配比例		
22		分配的所得税额(20行×21行)	0.00	

谨声明:此纳税申报表是根据《中华人民共和国企业所得税法》、《中华人民共和国企业所得税法实施条例》和国家有关税收规定填报的,是真实的、可靠的、完整的。

		法定代表人(签字):		日期:	
纳税人公章:		代理申报中介机构公章:		主管税务机关受理专用章:	
会计主管:		经办人:		受理人:	[signature]
		经办人执业证件号码:			
填表日期:	2009年10月09日	代理申报日期:		受理日期:	10.13

国家税务总局监制

第1页

Corporate Income Tax Return of PRC (Class A)

For the period: July 1, 2009 - September 30, 2009

Taxpayer Identification Number: 610490661188426

Name of Taxpayer: Shaanxi Biostar Biotech Ltd.

Unit: Chinese RMB Yuan

Row NO.	Item		Current Balance	YTD Balance
1	**Option 1 - pay tax per the actuals**			
2	Total Revenue		-	
3	Total costs and expenses		186,396.70	1,410,692.03
4	Total Profit before corporate income tax		-186,396.70	-1,410,692.03
5	Tax Rate (25%)			
6	Amount of Income Tax (line 4 × line 5)			
7	Tax benefit		-	-
8	The Actual Amount of Income Tax Paid		-	-
9	The Income Tax Owed (credit) (line 6 - line 7 Row - line 8)		-	
10	**Option 2 - Tax prepayment per prior year tax**			
11	Prior year profit before corporate income tax			
12	Amount of Income Tax of Current Month(line 11÷12) or quarter (line 11÷4)		-	
13	Tax Rate (25%)			
14	Amount of Income Tax of Current Month(Quarter) (line 12×line 13)			
15	**Option 3 - Tax prepayment according to other provisions of tax authorities Provisions**			
16	Definite Amount of Income Tax of Current Month (Quarter)			
17	**Status of taxpayers - Headquarter/subsidiaries (sub's)**			
18	Head-quarter	Income tax attributable to headquarter (line 9 or 14 or 16 × 25%)		
19		Tax to be allocated by Ministry of Finance (line 9 or 14 or 16×25%)		
20		Tax to be paid by sub's (line 9 or 14 or 16× 25%)		
21	Sub's	Sub's tax allocation ratio		
22		Sub's tax allocation		

Declaration: This return is filed based on the "PRC Enterprise Income Tax Law", "Implementation Regulations of the PRC Enterprise Income Tax Law", and the statements of this return are true, correct and complete.

Legal Representative (Signature):

Seal of Taxpayer:	Seal of Reporting Agency	Seal of The Tax Authority
Accounting Manager:	Responsible Person: License ID, Responsible Person:	Receiving Person:
Date of Filling:October 09, 2009	Reporting Date:	Receiving Date: October 13

Supervised by State Taxation Administration

Attachment G

中华人民共和国
企业所得税月(季)度预缴纳税申报表(A类)

税款所属期间： 2010 年 7 月 1 日 至 2010 年 9 月 30 日

纳税人识别号：610402294942123

纳税人名称：陕西奥星制药有限公司　　　　金额单位：人民币元(列至角分)

行次	项目		本期金额	累计金额
1	一、据实预缴			
2	营业收入		136509862.15	353432987.93
3	营业成本		98920881.89	243972796.4
4	利润总额		37588980.26	109460191.50
5	税率(25%)		25.00%	25.00%
6	应纳所得税额（4行×5行）		9397245.07	27365047.88
7	减免所得税额		0.00	0.00
8	实际已缴所得税额		0	0
9	应补（退）的所得税额（6行-7行-8行）		9397245.07	27365047.88
10	二、按照上一纳税年度应纳税所得额的平均额预缴			
11	上一纳税年度应纳税所得额			
12	本月（季）应纳税所得额（11行÷12或11行÷4）			
13	税率(25%)			
14	本月（季）应纳所得税额（12行×13行）			
15	三、按照税务机关确定的其他方法预缴			
16	本月（季）确定预缴的所得税额			
17	总分机构纳税人			
18	总机构	总机构应分摊的所得税额（9行或14行或16行×25%）		
19		中央财政集中分配的所得税额（9行或14行或16行×25%）		
20		分支机构分摊的所得税额(9行或14行或16行×50%)		
21	分支机构	分配比例		
22		分配的所得税额（20行×21行）		

谨声明：此纳税申报表是根据《中华人民共和国企业所得税法》、《中华人民共和国企业所得税法实施条例》和国家有关税收规定填报的，是真实的、可靠的、完整的。

法定代表人（签字）：王荣华　　　　2010年10月9日

纳税人公章：	代理申报中介机构公章：	主管税务机关受理专用章：
会计主管：刘庆华	经办人：	受理人：016号
	经办人执业证件号码：	
填表日期：2010年10月9日	代理申报日期：　年　月　日	受理日期：　年　月　日

国家税务总局监制

Corporate Income Tax Return
of PRC (Class A)

For the period: July 1, 2010 - September 30, 2010

Taxpayer Identification Number: 610402294942123

Name of Taxpayer: Shaanxi Aoxing Pharmaceuticals Co.,Ltd.
Unit : Chinese RMB Yuan

Row NO.	Item		Current Balance	YTD Balance
1	**Option 1 - pay tax per the actuals**			
2	Total Revenue		136,509,862.15	353,432,987.93
3	Total costs and expenses		98,920,881.89	243,972,796.40
4	Total Profit before corporate income tax		37,588,980.26	109,460,191.50
5	Tax Rate (25%)		25%	25%
6	Amount of Income Tax (line 4 × line 5)		9,397,245.07	27,365,047.88
7	Tax benefit		-	-
8	The Actual Amount of Income Tax Paid		-	-
9	The Income Tax Owed (credit) (line 6 - line 7 Row - line 8)		9,397,245.07	27,365,047.88
10	**Option 2 - Tax prepayment per prior year tax**			
11	Prior year profit before corporate income tax			
12	Amount of Income Tax of Current Month(line 11÷12) or quarter (line 11÷4)			
13	Tax Rate (25%)			
14	Amount of Income Tax of Current Month(Quarter) (line 12×line 13)			
15	**Option 3 - Tax prepayment according to other provisions of tax authorities Provisions**			
16	Definite Amount of Income Tax of Current Month (Quarter)			
17	**Status of taxpayers - Headquarter/subsidiaries (sub's)**			
18	Head-quarter	Income tax attributable to headquarter (line 9 or 14 or 16 × 25%)		
19		Tax to be allocated by Ministry of Finance (line 9 or 14 or 16×25%)		
20		Tax to be paid by sub's (line 9 or 14 or 16× 25%)		
21	Sub's	Sub's tax allocation ratio		
22		Sub's tax allocation		

Declaration: This return is filed based on the "PRC Enterprise Income Tax Law", "Implementation Regulations of the PRC Enterprise Income Tax Law", and the statements of this return are true, correct and complete.

Legal Representative (Signature) : Ronghua Wang October 9, 2010

Seal of Taxpayer:	Seal of Reporting Agency	Seal of The Tax Authority
Accounting Manager: Qinghua Liu	Responsible Person: License ID, Responsible Person:	Receiving Person:
Date of Filling:October 9, 2010	Reporting Date:	Receiving Date:

Supervised by State Taxation Administration

Attachment H

国税

中华人民共和国

企业所得税月(季)度预缴纳税申报表(A 类)

税款所属期间：2010 年 7 月 1 日 至2010年 9 月 30 日

纳税人识别号：610198661188426　　管理代码：013212753

纳税人名称：奥星生物科技(西安)有限公司　　金额单位：人民币元(列至角分)

行次	项 目		本期金额	累计金额
1	**一、据实预缴**			
2	营业收入		0	0
3	营业成本		436665.21	873387.68
4	实际利润额		-436665.21	-873387.68
5	税率(25%)			
6	应纳所得税额（4 行×5 行）			
7	减免所得税额			
8	实际已缴所得税额		——	
9	应补（退）的所得税额（6 行-7 行-8 行）		——	
10	**二、按照上一纳税年度应纳税所得额的平均额预缴**			
11	上一纳税年度应纳税所得额		——	
12	本月（季）应纳税所得额（11 行÷12 或 11 行÷4）			
13	税率(25%)		——	——
14	本月（季）应纳所得税额（12 行×13 行）			
15	**三、按照税务机关确定的其他方法预缴**			
16	本月（季）确定预缴的所得税额			
17	**总分机构纳税人**			
18	总机构	总机构应分摊的所得税额（9 行或 14 行或 16 行×25%）		
19	总机构	中央财政集中分配的所得税额（9 行或 14 行或 16 行×25%）		
20	总机构	分支机构分摊的所得税额(9 行或 14 行或 16 行×50%)		
21	分支机构	分配比例		
22	分支机构	分配的所得税额（20 行×21 行）		

谨声明：此纳税申报表是根据《中华人民共和国企业所得税法》、《中华人民共和国企业所得税法实施条例》和国家有关税收规定填报的，是真实的、可靠的、完整的。

法定代表人（签字）：　　年　月　日

纳税人公章：	代理申报中介机构全称及公章：	主管税务机关受理专用章：
会计主管：	经办人： 经办人执业证件号码：	受理人：
填表日期：　　年　月　日	代理申报日期：　　年　月　日	受理日期：　　年　月　日

国家税务总局监制

第一联

Corporate Income Tax Return
of PRC (Class A)

For the period: July 1, 2010 - September 30, 2010

Taxpayer Identification Number: 610198661188426 Administrative Code:013212753

Name of Taxpayer: Shaanxi Biostar Biotech Ltd.

Unit : Chinese RMB Yuan

Row NO.	Item	Current Balance	YTD Balance
1	**Option 1 - pay tax per the actuals**		
2	Total Revenue		
3	Total costs and expenses	436,665.21	873,387.68
4	Total Profit before corporate income tax	-436,665.21	-873,387.68
5	Tax Rate (25%)		
6	Amount of Income Tax (line 4 × line 5)		
7	Tax benefit		
8	The Actual Amount of Income Tax Paid		
9	The Income Tax Owed (credit) (line 6 - line 7 Row - line 8)		
10	**Option 2 - Tax prepayment per prior year tax**		
11	Prior year profit before corporate income tax		
12	Amount of Income Tax of Current Month(line 11÷12) or quarter (line 11÷4)	-	
13	Tax Rate (25%)		
14	Amount of Income Tax of Current Month(Quarter) (line 12×line 13)		
15	**Option 3 - Tax prepayment according to other provisions of tax authorities Provisions**		
16	Definite Amount of Income Tax of Current Month (Quarter)		
17	**Status of taxpayers - Headquarter/subsidiaries (sub's)**		
18	Head-quarter: Income tax attributable to headquarter (line 9 or 14 or 16 × 25%)		
19	Tax to be allocated by Ministry of Finance (line 9 or 14 or 16×25%)		
20	Tax to be paid by sub's (line 9 or 14 or 16× 25%)		
21	Sub's: Sub's tax allocation ratio		
22	Sub's tax allocation		

Declaration: This return is filed based on the "PRC Enterprise Income Tax Law", "Implementation Regulations of the PRC Enterprise Income Tax Law", and the statements of this return are true, correct and complete.

Legal Representative (Signature) :

Seal of Taxpayer:	Seal of Reporting Agency	Seal of The Tax Authority
Accounting Manager:	Responsible Person: License ID, Responsible Person:	Receiving Person:
Date of Filling:	Reporting Date:	Receiving Date:

Supervised by State Taxation Administration